October 31, 2018

Neil Leibman
Chief Executive Officer
SUMMER ENERGY HOLDINGS INC
5847 San Felipe Street, Suite 3700
Houston, Texas 77057

       Re: SUMMER ENERGY HOLDINGS INC
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-35496

Dear Mr. Leibman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
18

1. Please revise your disclosures to comply with Item 303 of Regulation S-K. In doing so, please be sure to describe the reasons for significant changes in revenues, expenses, cash flows and financial position. It is not sufficient to merely recite the information that is available on the face of the financial statements without describing the events, transactions and economic changes that materially affected the reported amounts. Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your previous auditor revise their report to exclude reference to the 2015 financial statements. Please also file an auditor's consent for the use of the audit report in
 Neil Leibman
SUMMER ENERGY HOLDINGS INC
October 31, 2018
Page 2
         this filing. Refer to Item 601(b)(23) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robyn Manuel at 202-551-3823 or me at 202-551-3344 with any questions.



FirstName LastNameNeil Leibman                               Sincerely,
Comapany NameSUMMER ENERGY HOLDINGS INC
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